Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 27, 2023

NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

March 27, 2023

VIA EDGAR

Mr. Stephen Kim

Mr. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Shell Company Report on Form 20-F
Filed on June 16, 2022
File No. 001-38235

Dear Mr. Shenk and Mr. Kim,

This letter sets forth the Company’s responses to the comments contained in the letter dated March 20, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”) and the Company’s response to the Staff’s comments regarding the Shell Company Report submitted on March 8, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Form 20-F (the “Amendment No. 1”) to amend the Shell Company Report to address the Staff’s comments received as of the date hereof and make other adjustments and revisions that the Company finds necessary.

Shell Company Report on Form 20-F Filed June 16, 2022

Dada Auto Inc.

Combined Statements of Loss and Other Comprehensive Loss, page F-49

1.
We note your response to comment 1. In future filings, please revise your results of operations discussion in MD&A to quantify the amounts of incentives in

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 27, 2023

excess of related revenues that were reclassified to selling and marketing expenses for the periods presented and discuss the underlying reasons for changes, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 68 of the Amendment No. 1. The Company also undertakes to revise the results of operations discussion under “Item 5. Operating and Financial Review and Prospects” in its future Form 20-F filings to quantify the amounts of incentives in excess of related revenues that were reclassified to selling and marketing expenses for the periods presented and discuss the underlying reasons for changes, if material.

* * *

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,
/s/Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.